Exhibit 99.2

Investor Relations:

John Lawlor

613-738-3503

john.lawlor@cognos.com

Media Contact:

Carrie Bendzsa

Cognos, 613-738-1440

carrie.bendzsa@cognos.com

Cognos® Reports Third Quarter Fiscal Year 2008 Financial Results

Ottawa, ON & Burlington, MA, December 20, 2007 – Cognos Incorporated (NASDAQ: COGN; TSX: CSN) (all figures in U.S. dollars), the world leader in business intelligence (BI) and performance management solutions, today announced financial results for its third quarter of fiscal year 2008, ended November 30, 2007.

Revenue in the quarter on a U.S. GAAP basis was $288.2 million, compared with $247.8 million for the same period last fiscal year, an increase of 16 percent.  Revenue on a non-GAAP basis (excluding write-down of deferred revenue in connection with the acquisition of Applix) in the quarter was $290.0 million.  License revenue was $108.9 million in the quarter, compared with $94.0 million in the third quarter of last fiscal year, an increase of 16 percent.

Net income in the quarter on a U.S. GAAP basis was $31.0 million or $0.37 per diluted share, compared with $16.5 million or $0.18 per diluted share for the same period last fiscal year.  Net income on a non-GAAP basis (excluding write-down of deferred revenue, amortization of acquisition-related intangible assets, stock-based compensation expense and restructuring charges) in the quarter was $43.1 million or $0.51 per diluted share, compared with $43.1 million or $0.48 per diluted share for the same period last fiscal year.

Third Quarter Highlights:

•      18 contracts greater than $1 million in the third quarter, up from 11 one year ago

•      Revenue growth across all three revenue categories:  license (16%), support (15%), and professional services (19%)

•      441 sales representatives at the end of the third quarter, an increase of 30 from the prior quarter and 77 from a year ago

•      Completed acquisition of Applix

•      Entered into agreement to be acquired by IBM

Revenue on a U.S. GAAP basis for the first nine months of fiscal year 2008, ended November 30, 2007, was $777.3 million, compared with $694.7 million for the same period last fiscal year.  Revenue on a non-GAAP basis (excluding write-down of deferred revenue in connection with the acquisition of Applix) for the first nine months was $779.1 million.  Net income on a U.S. GAAP basis in the nine-month period was $79.9 million or $0.92 per diluted share, compared with $54.8 million or $0.61 per diluted share for the same period last fiscal year.  Net income on a non-GAAP basis (excluding write-down of deferred revenue, amortization of acquisition-related intangible assets, stock-based compensation expense and restructuring charges) for the nine-month period was $107.0 million or $1.23 per share, compared with $93.0 million or $1.03 per diluted share for the same period last fiscal year.

Third quarter operating cash flow was $6.6 million.  The Company exited the quarter with $167.5 million in cash, cash equivalents, and short-term investments.  Days sales outstanding (DSOs) for accounts receivable were 70 days in the quarter.

Third quarter non-GAAP net earnings differ from U.S. GAAP net earnings as they exclude $1.8 million of write-down of deferred revenue, $3.3 million of amortization of acquisition-related intangible assets, and $12.1 million of stock-based compensation expense, before taxes, respectively.  This is an increase of $0.14 per share, in the aggregate, after the effect of taxes.  Non-GAAP net earnings for the first nine months differ from U.S. GAAP net earnings as they exclude $1.8 million of write-down of deferred revenue, $6.9 million of amortization of acquisition-related intangible assets, and $27.5 million of stock-based compensation expense, before taxes, respectively.  This is an increase of $0.31 per share, in the aggregate, after the effect of taxes.  A reconciliation of U.S. GAAP to non-GAAP results is included at the end of this press release.

Definitive Agreement for IBM to Acquire Cognos

On November 12, 2007, IBM and Cognos jointly announced that the two companies had entered into a definitive agreement for IBM to acquire Cognos in an all-cash transaction at a price of approximately $5 billion or $58 per share, with a net transaction value of $4.9 billion.  Additionally, on December 14, 2007, Cognos furnished a Notice of Special Meeting of Shareholders and Management Proxy Circular with the Securities and Exchange Commission and has also filed these materials with the Canadian Securities Regulatory Authorities.  This press release and proxy circular are available on Cognos’ web site (www.cognos.com), the SEC website (www.sec.gov) as well as the Canadian SEDAR website (www.sedar.com).  The transaction remains subject to the receipt of Cognos shareholder approval, court approval, other regulatory clearances, and other customary closing conditions.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release not based on historical information are forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including but not limited to a continuing increase in the number of larger customer transactions and the related lengthening of sales cycles and challenges in executing on these sales opportunities; intense competition in Cognos’ industry and its ability to successfully compete; Cognos’ transition to Cognos 8 and customer acceptance and implementation of Cognos 8; the incursion of enterprise resource planning and other major software companies into the BI market; continued BI and software market consolidation and other competitive changes in the BI and software market; currency fluctuations; the company’s ability to identify, hire, train, motivate, and retain highly qualified management/other key personnel (including sales personnel) and its ability to manage changes and transitions in management/other key personnel; the outcome of litigation against the company; the company’s ability to identify, pursue, and complete acquisitions with desired business results; the impact of the implementation of new accounting pronouncements; the company’s ability to develop, introduce and implement new products as well as enhancements or improvements for existing products that respond to customer/product requirements and rapid technological change; the impact of global economic conditions and the international marketplace on the company’s business; the company’s ability to select and implement appropriate business models, plans and strategies and to execute on them; fluctuations in the company’s tax exposure; unauthorized use or misappropriation of the company’s intellectual property; claims by third parties that the company’s software infringes their intellectual property; the risks inherent in international operations, such as the impact of the laws, regulations, rules and pronouncements of foreign jurisdictions and their interpretation by foreign courts, tribunals, regulatory and similar bodies; the ability of IBM and Cognos to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory clearances required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; Cognos is subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; and the other factors described in Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  The company disclaims any obligation to publicly update or revise any such statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM.  In connection with the proposed acquisition, Cognos has furnished relevant materials to the SEC, and filed these materials with the Canadian Securities Regulatory Authorities including Cognos’ proxy circular.  SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FURNISHED TO THE SEC, AND FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING COGNOS’ PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders are able to obtain the documents free of charge at the SEC’s web site (www.sec.gov) or the Canadian SEDAR web site (www.sedar .com).  Cognos shareholders may obtain copies of these documents free of charge by contacting Cognos’ proxy solicitation agent, Georgeson, toll-free at 1-888-605-8414.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction.  Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007.  Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’ 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007.  Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition.

Discussion of Non-GAAP Financial Measures

In addition to our GAAP results, Cognos discloses adjusted revenues, operating margin percentage, net income and net income per diluted share, referred to respectively as “non-GAAP revenues”, “non-GAAP net income,” and “non-GAAP net income per diluted share.”  These items, which are collectively referred to as “Non-GAAP Measures”, exclude the impact of stock-based compensation, the amortization of acquisition-related intangible assets, the restructuring charges related to our margin improvement plan, and the impact on revenue of the write-down of acquired deferred revenue to fair value, as required by GAAP upon the acquisition of Applix, Inc., (collectively “Excluded Items”) as these items are considered non-recurring. From time to time, subject to the review and approval of the audit committee of the Board of Directors, management may make other adjustments for revenues, expenses, gains and losses that it does not consider reflective of core operating performance in a particular period and may modify the Non-GAAP Measures by adjusting these revenues, expenses, gains and losses.  Management makes these adjustments so that core operating performance reflects management’s business activities as well as changes within the software industry.

Management defines its core operating performance to be the revenues recorded in a particular period and the expenses incurred within that period which management has the capability of directly affecting in order to drive operating income.  Management has excluded the effect of the deferred revenue adjustment to fair value upon the acquisition of Applix, Inc. as the adjustment will reduce the comparability of future periods performance when renewals occur, which will drive operating income.  The Excluded Items are removed from our core operating performance because the decisions which gave rise to these revenues and expenses were not made to drive revenue in a particular period, but rather were made for our long-term benefit over multiple periods.  While strategic decisions, such as the decisions to issue stock-based compensation, to acquire a company or to restructure the organization, are made to further our long-term strategic objectives and do impact our income statement under GAAP, these items affect multiple periods and management is not able to change or affect these items within any particular period.  Therefore, management excludes these impacts in its planning, monitoring, evaluation and reporting of our underlying revenue-generating operations for a particular period.

Prior to the adoption of FAS 123R on March 1, 2006, the beginning of our fiscal year 2007, management’s practice was to exclude stock-based compensation internally to evaluate performance.  With the adoption of FAS 123R, management concluded that the Non-GAAP Measures could provide relevant disclosure to investors as contemplated by Staff Accounting Bulletin 107.  As of the beginning of our fiscal 2007, management also began excluding amortization of acquisition-related intangible assets when assessing appropriate adjustments for non-GAAP presentations.  When we acquired Applix, Inc. in the third quarter of fiscal 2008 management began excluding the impact of charges relating to the write-down of deferred revenue when presenting our Non-GAAP Measures.  While all of these items affect GAAP net income, management does not use them to assess the business’ operational performance for any particular period, and management’s short term compensation is not based on them because: each item affects multiple periods and is unrelated to business performance in a particular period; management is not able to change the items in any particular period; and the items do not contribute to the operational performance of the business for any particular period, or in the case of excluding the write-down of deferred revenue, the exclusion helps the user understand the future ongoing operational performance when the support is renewed.

In the case of stock-based compensation, as disclosed in our Annual Report on Form 10-K, Item 11, (which incorporates by reference the Corporation’s Proxy Statement, specifically the Compensation Discussion and Analysis) for the fiscal year ended February 28, 2007 (“2007 Form 10-K”), our compensation strategy is to use stock-based compensation as a key tool to align management “to make strategic decisions and to manage Cognos with a view to increasing shareholder value through an increase in Cognos’ share price over the medium and long-term.” Whether the grant of stock options or restricted share units are part of a Key Employee grant, are merit based or are granted based on meeting specific performance criteria in a measurement period, these grants vest over time and are aimed at long-term employee retention, rather than at motivating or rewarding operational performance for any particular period.  Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational performance in any particular period.  We use annual cash bonus payouts for executives and other employees to motivate and reward annual operational performance in the areas of revenue and operating margin achievement.

Management views amortization of acquisition-related intangible assets, such as the amortization of an acquired company’s research and development efforts, customer lists and customer relationships, as items arising during the time that preceded the acquisition.  It is a cost that is determined at the time of the acquisition.  While it is continually viewed for impairment, amortization of the cost is a static expense, one that is typically not affected by operations during any particular period, and does not contribute to operational performance in any particular period.

The margin improvement plan reflected a fundamental realignment of our business, including significant personnel reductions within higher levels of management.  The restructuring charges are excluded in our non-GAAP Measures because they are significantly different in magnitude and character from routine personnel adjustments that management makes when monitoring and conducting the Corporation’s core operations during any particular period.  The restructuring decision and related expenses are not related to operating performance for any particular period, and are not subject to change by management in any particular period.  Instead, the restructuring was intended to align our business model and expense structure to our position in the market we were experiencing, and expect to continue to experience, over the long term.

Management views the impact of the write-down of acquired deferred revenue to fair value, due to purchase accounting, as a non-recurring acquisition only adjustment, and it is not consistent with the method used by management to value the entity when it is acquired.  This has the effect of increasing support revenue to the amounts that would have been recorded in the absence of the purchase accounting adjustments required by GAAP.  Management’s view is that to exclude deferred revenue because of purchase accounting adversely impacts the ability to make comparisons between past and future reports of financial results, as the revenue reduction related to acquired deferred revenue will not recur when related annual software maintenance contracts are renewed in future periods.  Management believes that the inclusion of the amount will render the financial statements easier for investors to understand.

Management also uses these Non-GAAP Measures to operate the business because the Excluded Items are not under the control of, and, accordingly, not used in evaluating the performance of, operations personnel within their respective areas of responsibility.  In the case of stock-based compensation expense, the award of stock options is governed by the Human Resources and Compensation Committee of the Board of Directors.  With respect to acquisition-related intangible assets, acquisition-related deferred support revenue write-down and charges associated with the margin improvement plan, these charges arise from acquisitions and a restructuring that are the result of strategic decisions which are not the responsibility of most levels of operational management.  The restructuring charges, like our stock-based compensation charges, acquisition-related deferred support revenue write-down and amortization of acquisition-related intangible assets, are excluded in management’s internal evaluations of our operating results and are not considered for management compensation purposes.

Ultimately, the Excluded Items are incurred to further our long-term strategic objectives, rather than to achieve operational performance objectives for any particular period.  As such, supplementing GAAP disclosure with non-GAAP disclosure using the Non-GAAP Measures provides management with an additional view of operational performance by adjusting revenues, expenses, gains and losses that are not directly related to performance in any particular period.  Further, management considers this supplemental information to be beneficial to shareholders because it shows our operating performance without the impact of the Excluded Items that are largely unrelated to the performance of our underlying revenue-generating operations during the period in which they are recorded.  Including such disclosure in our filings also provides investors with greater transparency on period-to-period performance and the manner in which management views, conducts and evaluates the business.

Because the Non-GAAP Measures are not calculated in accordance with GAAP, they are used by management as a supplement to, and not an alternative to, or superior to, financial measures calculated in accordance with GAAP.  There are a number of limitations on the Non-GAAP Measures, including the following:

•              The Non-GAAP Measures do not have standardized meanings and may not be comparable to similar non-GAAP measures used or reported by other software companies.

•              The Non-GAAP Measures do not reflect all costs associated with our operations determined in accordance with GAAP. For example:

•      Non-GAAP operating margin performance and non-GAAP net income do not include stock-based compensation expense related to equity awards granted to our workforce.  Cognos’ stock incentive plans are important components of our employee incentive compensation arrangements and are reflected as expenses in our GAAP results under FAS 123R.  While we include the dilutive impact of such equity awards in weighted average shares outstanding, the expense associated with stock-based awards is excluded from our Non-GAAP Measures.

•      While amortization of acquisition-related intangible assets does not directly impact our current cash position, such expense represents the declining value of the technology or other intangible assets that we have acquired.  These assets are amortized over their respective expected economic lives or impaired, if appropriate.  The expense associated with this decline in value is excluded from our non-GAAP disclosures and therefore our Non-GAAP Measures do not include the costs of acquired intangible assets that supplement our research and development.

•      Restructuring charges primarily represent severance charges associated with our margin improvement plan, which was implemented in the third quarter of fiscal 2007.  These charges are a significant expense from a GAAP perspective and the costs associated with the restructuring would be operational in nature absent the margin improvement plan.  Most of the charges are cash expenditures which are excluded from our Non-GAAP Measures.

•      The company excludes the effect of the deferred support revenue write-down associated with the Applix acquisition, which is a required fair value purchase accounting adjustment under GAAP, as management believes that its exclusion is reflective of ongoing operating results.  Thus non-GAAP revenues and non-GAAP net income include a significant revenue adjustment.

•              Excluded expenses for stock-based compensation and amortization of acquisition-related intangible assets will recur and will impact our GAAP results.  While adjustments to revenue for acquired deferred maintenance and restructuring costs are non-recurring activities, their occasional occurrence will impact GAAP results.  As such, the Non-GAAP Measures should not be construed as an inference that the excluded items are unusual, infrequent or non-recurring.

Because of these limitations, management recognizes that the Non-GAAP Measures should not be considered in isolation or as an alternative to our results as reported under GAAP.  Management compensates for theses limitations by relying on the Non-GAAP Measures only as a supplement to our GAAP results.

About Cognos:

Cognos, the world leader in business intelligence and performance management solutions, provides world-class enterprise planning and BI software and services to help companies plan, understand and manage financial and operational performance.

Cognos brings together technology, analytical applications, best practices, and a broad network of partners to give customers a complete performance system.  The Cognos performance system is an open and adaptive solution that leverages an organization’s ERP, packaged applications, and database investments.  It gives customers the ability to answer the questions – How are we doing?  Why are we on or off track?  What should we do about it? – and enables them to understand and monitor current performance while planning future business strategies.

Cognos serves more than 23,000 customers in more than 135 countries, and its top 100 enterprise customers consistently outperform market indexes.  Cognos performance management solutions and services are also available from more than 3,000 worldwide partners and resellers.  For more information, visit the Cognos Web site at http://www.cognos.com.

###

Cognos and the Cognos logo are trademarks or registered trademarks of Cognos Incorporated in the United States and/or other countries.  All other names are trademarks or registered trademarks of their respective companies.

Note to Editors:  Copies of previous Cognos press releases and Corporate and product information are available on the Cognos Web site at www.cognos.com, and at Businesswire’s site at www.businesswire.com

SUPPLEMENTARY INFORMATION (unaudited):

	FY 2007		FY 2008
	Q3	Q4	Q1	Q2	Q3

Total License Revenue ($000s)	93,994	130,477	75,692	87,020	108,920

Year-Over-Year License Revenue Growth	24%	11%	3%	12%	16%

Geographic Distribution:

Total Revenue ($000s)
Americas	140,783	161,448	135,208	150,164	159,361
Europe	85,788	101,724	82,833	82,332	103,275
Asia/Pacific	21,228	21,363	18,613	19,871	25,608

% of Total
Americas	56%	57%	57%	59%	55%
Europe	35%	36%	35%	33%	36%
Asia/Pacific	9%	7%	8%	8%	9%

Year-Over-Year Revenue Growth –Total
Americas	15%	9%	4%	9%	13%
Europe	18%	16%	15%	14%	20%
Asia/Pacific	24%	18%	25%	(3)%	21%

Year-Over-Year Revenue Growth – In Local Currency
Americas	15%	10%	4%	9%	11%
Europe	8%	6%	7%	7%	9%
Asia/Pacific	20%	14%	18%	(8)%	9%

Orders (License, Support, Services)
> $ 1M	11	25	7	9	18
> $200K	140	285	127	129	196
> $ 50K	806	1,437	761	787	983

Average Selling Price (License Orders Only) ($000s)
> $ 50K	222	198	200	205	205

New vs Existing License Revenue – % of Total
New	23%	29%	28%	32%	26%
Existing	77%	71%	72%	68%	74%

Channel – License Revenue – % of Total
Direct	73%	70%	74%	74%	72%
Third Party	27%	30%	26%	26%	28%

Other Statistics
Cash, cash equivalents, and short-term investments ($000s)	599,273	691,893	654,020	439,417	167,504

Days sales outstanding	61	70	63	57	70

Total employees	3,494	3,557	3,636	3,749	4,006

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME

(US$000s except share amounts, U.S. GAAP)
(Unaudited)

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006

Revenue
Product license	$108,920	$93,994	$271,632	$245,734
Product support	124,422	107,771	353,037	311,214
Services	54,902	46,034	152,596	137,781
Total revenue	288,244	247,799	777,265	694,729

Cost of revenue
Cost of product license	1,850	1,773	4,813	4,975
Cost of product support	11,905	12,977	35,150	35,588
Cost of services	41,365	44,586	121,809	121,907
Amortization of acquired technology	2,599	1,396	5,542	4,188
Total cost of revenue	57,719	60,732	167,314	166,658

Gross margin	230,525	187,067	609,951	528,071

Operating expenses
Selling, general, and administrative	162,398	137,663	423,135	373,236
Research and development	38,845	36,436	109,058	103,584
Amortization of acquisition-related intangible assets	740	305	1,404	916
Total operating expenses	201,983	174,404	533,597	477,736

Operating income	28,542	12,663	76,354	50,335
Interest and other income, net	1,529	6,567	16,004	17,794

Income before taxes	30,071	19,230	92,358	68,129
Income tax provision	(885)	2,687	12,471	13,288

Net income	$30,956	$16,543	$79,887	$54,841

Net income per share
Basic	$0.37	$0.19	$0.93	$0.61
Diluted	$0.37	$0.18	$0.92	$0.61

Weighted average number of shares (000s)
Basic	83,596	89,373	86,226	89,662
Diluted	84,692	90,187	87,027	90,412

COGNOS INCORPORATED

CONSOLIDATED BALANCE SHEETS

(US$000s, U.S. GAAP)

(Unaudited)

	November 30, 2007	February 28, 2007

Assets

Current assets
Cash and cash equivalents	$167,504	$376,762
Short-term investments	—	315,131
Accounts receivable	224,554	221,393
Income taxes receivable	12,429	2,274
Prepaid expenses and other current assets	27,675	29,724
Deferred tax assets	19,366	13,768
	451,528	959,052
Fixed assets, net	86,995	72,256
Intangible assets, net	79,082	17,767
Other assets	25,316	5,642
Non-current income tax receivable	2,125	—
Deferred tax assets	22,441	5,950
Goodwill	485,557	232,094
	$1,153,044	$1,292,761

Liabilities

Current liabilities
Short term borrowings	$19,893	$—
Accounts payable	48,436	36,970
Accrued charges	48,874	36,628
Salaries, commissions, and related items	85,936	96,970
Income taxes payable	6,329	8,743
Deferred income taxes	11,648	6,363
Deferred revenue	236,550	284,896
	457,666	470,570
Non-current income tax payable	56,806	—
Deferred income taxes	25,164	30,751
	539,636	501,321
Stockholders’ Equity

Capital stock
Common shares and additional paid-in capital (November 30, 2007 – 84,075,356; February 28, 2007 – 89,725,774)	581,605	535,589
Treasury shares (November 30, 2007 – 1,130,409; February 28, 2007 – 617,369)	(44,004)	(22,064)
Retained earnings	81,452	273,575
Accumulated other comprehensive income	(5,645)	4,340
	613,408	791,440
	$1,153,044	$1,292,761

COGNOS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$000s, U.S. GAAP)

(Unaudited)

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Cash flows from operating activities
Net income	$30,956	$16,543	$79,887	$54,841
Non-cash items
Depreciation and amortization	9,472	8,101	24,325	22,701
Stock-based compensation	9,378	5,523	24,505	15,266
Deferred income taxes	1,034	1,669	(1,530)	6,437
Non-current income taxes	1,745	—	6,068	—
Loss (gain) on disposal of fixed assets	28	(200)	84	316
Change in non-cash working capital
Decrease (increase) in accounts receivable	(47,891)	(23,191)	18,018	53,084
Increase in income tax receivable	(5,712)	(184)	(10,135)	(5,976)
Decrease in prepaid expenses and other current assets	7,519	3,206	6,253	10,619
Increase (decrease) in accounts payable	7,708	3,313	260	(6,683)
Increase in accrued charges	4,855	4,444	6,093	5,702
Increase (decrease) in salaries, commissions, and related items	7,527	23,517	(24,504)	14,922
Decrease in income taxes payable	(4,052)	(2,439)	(2,862)	(1,588)
Decrease in deferred revenue	(16,000)	(16,846)	(67,687)	(57,414)
Net cash provided by operating activities	6,567	23,456	58,775	112,227
Cash flows from investing activities
Maturity of short-term investments	70,778	142,608	531,051	519,577
Purchase of short-term investments	(10,000)	(281,429)	(213,863)	(705,551)
Additions to fixed assets	(8,183)	(4,263)	(20,676)	(15,178)
Additions to intangible assets	(504)	(366)	(1,289)	(1,062)
Decrease (increase) in other assets	(15,447)	87	(18,775)	(132)
Acquisition costs, net of cash and cash equivalents	(297,397)	—	(297,397)	—
Net cash used in investing activities	(260,753)	(143,363)	(20,949)	(202,346)
Cash flows from financing activities
Increase in short-term borrowings	19,893	—	19,893	—
Issue of common shares	34,868	27,298	44,765	40,809
Purchase of treasury shares	(1,789)	(15,913)	(28,197)	(18,458)
Repurchase of shares	—	(50,075)	(279,046)	(75,073)
Net cash provided by (used in) financing activities	52,972	(38,690)	(242,585)	(52,722)
Effect of exchange rate changes on cash	(10,360)	(625)	(4,499)	2,484
Net decrease in cash and cash equivalents	(211,574)	(159,222)	(209,258)	(140,357)
Cash and cash equivalents, beginning of period	379,078	417,499	376,762	398,634
Cash and cash equivalents, end of period	167,504	258,277	167,504	258,277
Short-term investments, end of period	—	340,996	—	340,996
Cash, cash equivalents, and short-term investments, end of period	167,504	$599,273	167,504	$599,273

COGNOS INCORPORATED

Unaudited Reconciliation of Non-GAAP Adjustments

(US$000s except share amounts, U.S. GAAP)

The following tables reflect selected Cognos’ non-GAAP results reconciled to GAAP results:

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Revenue
GAAP Revenue	$288,244	$247,799	$777,265	$694,729
Plus:
Deferred support revenue write-down	1,798	—	1,798	—
Non-GAAP Revenue	$290,042	$247,799	$779,063	$694,729

Operating Income
GAAP Operating Income	$28,542	$12,663	$76,354	$50,335
Plus:
Deferred support revenue write-down	1,798	—	1,798	—
Amortization of acquisition-related intangible assets	3,339	1,701	6,946	5,104
Stock-based compensation expense	12,142	7,126	27,544	17,961
Restructuring charge	—	26,898	(312)	26,898
Non-GAAP Operating Income	$45,821	$48,388	$112,330	$100,298

Operating Margin Percentage
GAAP Operating Margin Percentage	9.9%	5.1%	9.8%	7.2%
Plus:
Deferred support revenue write-down	0.6	0.0	0.2	0.0
Amortization of acquisition-related intangible assets	1.2	0.7	0.9	0.7
Stock-based compensation expense	4.2	2.9	3.5	2.6
Restructuring charge	0.0	10.8	0.0	3.9
Non-GAAP Operating Margin Percentage	15.9%	19.5%	14.4%	14.4%

Net Income
GAAP Net Income	$30,956	$16,543	$79,887	$54,841
Plus:
Deferred support revenue write-down	1,798	—	1,798	—
Amortization of acquisition-related intangible assets	3,339	1,701	6,946	5,104
Stock-based compensation expense	12,142	7,126	27,544	17,961
Restructuring charge	—	26,898	(312)	26,898
Less:
Income tax effect of deferred support revenue write-down	(637)	—	(637)	—
Income tax effect of amortization of acquisition-related intangible assets	(1,201)	(645)	(2,421)	(1,916)
Income tax effect of stock-based compensation expense	(3,280)	(2,108)	(5,920)	(3,567)
Income tax effect of restructuring charge	—	(6,371)	117	(6,371)
Non-GAAP Net Income	$43,117	$43,144	$107,002	$92,950

Net Income per diluted share
GAAP Net Income per diluted share	$0.37	$0.18	$0.92	$0.61
Plus:
Deferred support revenue write-down	0.02	—	0.02	—
Amortization of acquisition-related intangible assets	0.04	0.02	0.08	0.05
Stock-based compensation expense	0.14	0.08	0.32	0.20
Restructuring charge	—	0.30	—	0.30
Less:
Income tax effect of deferred support revenue write-down	(0.01)	—	(0.01)	—
Income tax effect of amortization of acquisition-related intangible assets	(0.01)	(0.01)	(0.03)	(0.02)
Income tax effect of stock-based compensation expense	(0.04)	(0.02)	(0.07)	(0.04)
Income tax effect of restructuring charge	—	(0.07)	—	(0.07)
Non-GAAP Net Income per diluted share	$0.51	$0.48	$1.23	$1.03
Shares used in computing diluted net income per share	84,692	90,187	87,027	90,412

The following table shows the classification of stock-based compensation expense:

	Three months ended November 30,		Nine months ended November 30,
	2007	2006	2007	2006
Cost of Product Support	$145	$94	$401	$255
Cost of Services	222	214	649	560
Selling, General and Administrative	10,974	6,311	24,201	15,716
Research and Development	801	507	2,293	1,430
Total	$12,142	$7,126	$27,544	$17,961

The following table shows the classification of the restructuring charge:

	Nine months ended November 30,
	2007	2006
Cost of Product Support	$(12)	$1,351
Cost of Services	—	5,361
Selling, General and Administrative	(313)	15,256
Research and Development	13	4,930
Total	$(312)	$26,898